
RECEIVED
MAR 1 2007
WASH, DC
213
SECTION
PROCESSING


07004768

PJB 3/27

UNITED STATE
SECURITIES AND EXCHANG
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 52614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assent LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Marine View Plaza, Suite 102
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Nocella 201 356 1425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, John Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assent LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27 day of February 2007

Notary Public

COLLEEN ANN CINGEL
ID # 2352295
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/15/2011

Signature

President, Assent LLC
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Managers and Members of Assent LLC:

In planning and performing our audit of the financial statements of Assent LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2007

Assent LLC

Statement of Financial Condition
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and
Members of Assent LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Assent LLC (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2007

Assent LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 3,689,576
Cash and securities segregated under Federal regulations	48,204,994
Deposits with clearing organizations	3,994,012
Receivable from brokers, dealers and clearing organizations	318,403,636
Receivable from customers	15,588,149
Securities owned, at fair value ($1,791,000 of which is pledged)	29,671,458
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $6,320,567	5,406,484
Receivable from affiliates	4,020,755
Other assets	1,263,987
Total assets	$ 430,243,051
Liabilities and Members' Equity	
Payable to brokers, dealers and clearing organizations	$ 282,391,185
Securities sold, but not yet purchased, at fair value	14,927,208
Payable to customers	58,402,639
Payable to Parent and affiliates	4,307,492
Accounts payable, accrued expenses and other liabilities	10,285,151
Total liabilities	370,313,675
Commitments and contingencies (Note 10)	
Members' equity	59,929,376
Total liabilities and members' equity	$ 430,243,051

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Assent LLC ("the Company") is a Delaware limited liability company, whose Class A member is an indirect wholly owned subsidiary of SunGard Data Systems Inc. ("Sungard" or the "Parent"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company engages in proprietary trading, securities execution, clearance, and corresponding clearing services to other firms.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Securities owned and securities sold, but not yet purchased, are recorded at estimated fair value using closing exchange quoted prices. Principal securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

The Company is not subject to federal or state income taxes. The members of the Company are individually liable for the taxes on their share of the Company's income. The Company is subject to local unincorporated business taxes in the jurisdictions in which it operates.

3. Cash and Securities Segregated Under Federal Regulations

At December 31, 2006, the Company had U.S. Treasury securities with a market value of $48,204,438, and cash of $476, segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company also had cash of $80, in a special bank account for the Proprietary Accounts of Introducing Brokers (PAIB) at December 31, 2006. There was no PAIB reserve requirement at December 31, 2006.

4. Receivable From and Payable to Brokers, Dealers And Clearing Organizations

At December 31, 2006, the Company had receivable from and payable to brokers, dealers and clearing organizations consisting of the following;

Receivable	
Securities failed to deliver	$ 1,112,509
Securities borrowed	305,491,311
Clearing organizations	11,799,816
	$ 318,403,636
Payable	
Securities failed to receive	$ 1,966,748
Securities loaned	275,338,279
Other	5,086,158
	$ 282,391,185

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledge as necessary. The Company has received collateral of approximately $293,283,000 under securities borrow agreements, of which the Company has repledged approximately $263,716,000 under securities loan agreements.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At December 31, 2006, the Company had approximately $43,903,000 of customer securities under customer margin loans and $12,774,000 of other broker-dealer securities that were available to be pledged, of which the Company has pledged approximately $11,429,000 under securities loan agreements.

5. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of trading and investment securities at fair values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 29,538,800	$ 14,647,820
Options	132,658	279,388
	$ 29,671,458	$ 14,927,208

6. Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts due on cash and margin securities transactions. Securities owned by customers that collateralize the receivables are not reflected in the accompanying statement of financial condition.

7. Stock Option and Award Plans

Equity Incentive Plans

Under the Parent's time-based and performance-based equity incentive plans, awards or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a five-year vesting schedule. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten year term.

The Financial Accounting Standards Board (FASB) SFAS Number 123R "Share-Based Payment" (SFAS 123R) requires companies to expense the fair value of employee stock options and similar awards over the employee requisite service period. Under the fair value recognition provisions of SFAS 123R, stock-based compensation expense is measured at the grant date based upon the value of the award. For time-based options, compensation expense is recorded on a straight line basis over the requisite service period of five years. For the performance-based options, compensation expense is recorded at the time that the achievement of financial performance goals become probable, and then is recorded over the requisite performance and service periods.

8. Retirement Plan

SunGard offers a 401(k) plan to eligible employees of the Company.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2006, the Company had net capital of $43,546,428 which exceeded its minimum requirement of $1,296,846 by $42,249,582.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2006 the Company computed the reserve requirement for customers and was required to segregate $26,454,277 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2006 the amount held on deposit in the special reserve bank account was $48,204,914.

The Company also computed the reserve requirement for PAIB. At December 31, 2006 the Company's calculation required $0 to be segregated in the special reserve account for the exclusive benefit of our introducing broker-dealers. The amount on deposit in the reserve bank account at December 31, 2006 was $80.

10. Commitments and Contingencies

The Company leases office space and, equipment under lease agreements and has other operating commitments expiring on various dates through 2011. Certain leases contain provisions for rent escalation. The Company also has capital leases for equipment. Other commitments represent cancellation charges due in the event of early termination of certain contractual obligations. At December 31, 2006, the future minimum commitments were as follows:

	Operating	Other	Total
2007	$ 3,101,357	$ 838,802	$ 3,940,159
2008	2,605,819	-	2,605,819
2009	2,504,858	-	2,504,858
2010	1,524,710	-	1,524,710
2011	396,487		396,487
Thereafter	-	-	-
	$ 10,133,231	$ 838,802	$ 10,972,033

In the normal course of business, the Company was named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management believes, based on information currently available, that the results of such proceedings will not have a material adverse effect on the Company's financial condition.

The Company has obtained uncollateralized letters of credit in the amount of $888,775 in order to satisfy the requirements of leases for two of the Company's existing facilities.

The Company has a collateralized credit facility for $20,000,000 with a money center bank. As of December 31, 2006, there were no outstanding borrowings under the line of credit.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers, or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate, or any combination of these factors. The Company uses derivative financial instruments as part of its trading business. These financial instruments, which generally include exchange-traded options, expose the Company to varying degrees of market and credit risk. The Company records its derivative-trading activities at fair value and unrealized gains

and losses are recognized currently on the Statement of Operations. The notional amount of short options is $9,470,000.

The Company's customer securities transactions are transacted on either cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal margin guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requests the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement date basis, generally three days after trade-date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers or other counterparties are unable to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

12. Related Party Transactions

The Company settles all intercompany expenses and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2006, the amount payable to parent and affiliates represent such amount due to or from the Company for unsettled items.

The Company provides clearance services to an affiliated broker dealer. The Company also utilized the service of an affiliated NYSE broker dealer for its floor brokerage services.

The Company pays management fees to SunGard and administrative fees to an affiliate for administrative and other expenses. The Company also reimburses SunGard for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company pays various affiliates for service bureau services for securities transaction processing, data storage and communications. In addition, the Company also paid affiliates consulting fees and facilities fees.

The Company charged an affiliate for reimbursement of employee compensation (in addition to the stock compensation charge) and benefits and charged another affiliate for reimbursement of communications and data processing fees.

13. Members' Equity

The Company has three classes of members' interest as follows:

Class A members receive an allocation of profits and losses after a special allocation is made to Class C members based upon the proportion of the number of Class A units held by each such Class A member to the number of Class A units held by all Class A members.

Class B members receive a special allocation based upon the trading activity generated for the Company through their Coordinated Trading Group, as defined, associated with such Class B members. The Class B special allocation is the difference between the commissions generated

and the special allocation collected from Class C members' trading profits, less the processing charges associated with such Coordinated Trading Group. Any amounts that are expected to be paid have been included in accounts payable, accrued expenses and other liabilities.

Class C members trade the Company's proprietary accounts. Allocation of profits and losses are based upon the Class C members' trading results net of the Class A allocation. Losses are allocated to the extent of the members' equity and profits.

END